Exhibit 4.11

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made as of July 22, 2020 (the “Execution Date”), by and among Q&K International Group Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Purchaser”), and Great Alliance Co-living Limited, a limited liability company duly incorporated and validly existing under the laws of the British Virgin Islands (the “Seller”). Seller and Purchaser are referred to herein each as a “Party” and collectively as the “Parties.” Capitalized terms not otherwise defined shall have the meaning ascribed to such terms in Annex I.

WHEREAS, Seller engages in the apartment rental business (the “Business”), and owns certain material intangible assets in connection with the Business; and

WHEREAS, Purchaser wishes to purchase from Seller and Seller is willing to sell to Purchaser, such intangible assets in connection with the Business, on and subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual representations, warranties, covenants and agreements hereinafter set forth, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1 Sale and Transfer of Local Purchased Assets. Pursuant to the terms of this Agreement, at the Closing, the Seller agrees to sell and hereby sells, assigns, transfers and delivers to the Purchaser and the Purchaser agrees to purchase and hereby acquires and accepts from the Seller, free and clear of all Liens, all of the Seller’s right, title and interest in, to and under (i) items set out in Schedule 1 to this Agreement (“Transferred Copyrights”), (ii) the goodwill associated with the Business, (iii) any and all trade secrets and know-how of the Business, and (iv) confidential information related to the Business (collectively, the “Purchased Assets”).

1.2 Purchase Price. In consideration of the sale and transfer of the Purchased Assets and the covenants and obligations of the Seller under Section 7.2 hereof and other provisions contained herein, the Purchaser agrees to pay an aggregate purchase price of US$29,000,000 (“Purchase Price”) to the Seller in accordance with the terms and conditions provided hereof, which shall not be subject to any reductions, adjustments and/or withholdings.

1.3 Payment of Purchase Price. The Purchase Price shall be paid, in three installments as set forth below, by the Purchaser by wire transfer in immediately available funds of US dollar to the account(s) designated by the Seller, among which:

(a) US$5,800,000 shall be paid to the Seller within five (5) Business Days after the Execution Date;

(b) US$14,500,000 shall be paid to the Seller upon the First Closing Date;

(c) US$8,700,000 shall be paid to the Seller upon the Second Closing Date.

The Seller shall provide the detailed information of the account(s) for receiving the Purchase Price hereunder to the Purchaser at least five (5) Business Days prior to the respectively payment date.

ARTICLE II

CLOSING

2.1 First Closing.

(a) First Closing. Subject to the fulfillment of the conditions to the closings as set forth in Section 5.1 and Section 6.1, the first closing of the purchase and sale of the Purchased Assets (the “First Closing”) shall take place on a date specified by the Parties, which date shall be no later than thirty (30) Business Days after the satisfaction or waiver of each condition to the closing for the first closing as set forth in Section 5.1 and Section 6.1 (the “First Closing Date”).

(b) Deliveries by the Seller at First Closing. At the First Closing, based on the specific types of the assets in the Purchased Assets, the Seller shall deliver to the Purchaser a compliance certificate dated as of the First Closing signed by a duly authorized representative of the Seller, as applicable, certifying that all of the conditions set forth in Section 5.1 have been fulfilled.

(c) Deliveries by the Purchaser at First Closing. At the First Closing, the Purchaser shall cause 50% of the Purchase Price (i.e., US$14,500,000) to be paid by wire transfer in immediately available funds to the bank account(s) designated by the Seller.

2.2 Second Closing Deliverables of Seller.

(a) Second Closing. Subject to the fulfillment of the conditions to the closings as set forth in Section 5.2 and Section 6.2, the second closing of the purchase and sale of the Purchased Assets (the “Second Closing”, together with the First Closing, collectively the “Closing”) shall take place on a date specified by the Parties, which date shall be no later than five (5) Business Days after the satisfaction or waiver of each condition to the closing for the second closing as set forth in Section 5.2 and Section 6.2 (the “Second Closing Date”, together with the First Closing Date, each a “Closing Date”).

(b) Deliveries by the Seller at Second Closing. At the Second Closing, based on the specific types of the assets in the Purchased Assets, the Seller shall deliver to the Purchaser a compliance certificate dated as of the Second Closing signed by a duly authorized representative of the Seller, as applicable, certifying that all of the conditions set forth in Section 5.2 have been fulfilled.

(c) Deliveries by the Purchaser at Second Closing. At the Second Closing, the Purchaser shall cause the remaining 30% of the Purchase Price (i.e., US$8,700,000) to be paid by wire transfer in immediately available funds to the bank account(s) designated by the Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller hereby represents and warrants to Purchaser as of each Closing Date as follows:

3.1 Organization and Good Standing. The Seller is duly organized, validly existing and in good standing under the Laws of the British Virgin Islands. The Seller is not in, nor is it anticipated to enter into, liquidation, dissolution, bankruptcy, insolvency or winding-up.

3.2 Due Authorization.This Agreement has been duly executed and delivered by the Seller and, when executed and delivered, constitutes valid and legally binding obligations of the Seller, enforceable against the Seller in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other Laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.3 No Violation.Neither the execution nor delivery of this Agreement nor the full performance by the Seller of its obligations hereunder will violate any applicable Law to which the Seller is subject or any Constitutional Documents of the Seller.

3.4 Consents and Approvals. Approvals on the part of the Seller required in connection with its valid execution, delivery, or performance of the transactions contemplated by this Agreement, to the extent applicable, have been or will be obtained by the Seller prior to the First Closing.

3.5 Title. the Transferor owns the independent, good, valid and lawful title to the Purchased Assets which is free and clear of any encumbrance.

3.6 Conditions of Transferred Assets. To the Seller’s Knowledge, the Purchased Assets are under maintenance in normal industrial practice, are in good operation and reparation conditions (except fair tear and wear), and can be used for the current purposes.

3.7 Full Disclosure. The representations and warranties made by Seller in this Agreement and the deliveries to be delivered pursuant to this Agreement do not contain any untrue statement of material fact or omit to state a material fact necessary to make any of them in the light of the circumstances in which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Seller as of the Closing Date as follows:

4.1 Organization and Good Standing. The Purchaser is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to perform its obligations under this Agreement. The Company is not in, nor is it anticipated to enter into, liquidation, dissolution, bankruptcy, insolvency or winding-up.

4.2 Due Authorization of Agreement. This Agreement has been duly executed and delivered by the Purchaser and, when executed and delivered, constitutes valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other Laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.3 Conflicts; Consents of Third Parties. Other than those which will have been made or obtained, as applicable, as of the First Closing, no waiver, Order, Permit or Consent of any Person or Governmental Authority is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the compliance by Purchaser with any of the provisions hereof, or the consummation of the transactions contemplated hereby.

4.4 Due Diligence. The Purchaser is a buyer with relevant information and experience, and has employed experts and consultants with rich experience in the business of apartment rental. The Purchaser has made investigation, and has received, and appraised, all the documents and information necessary for making a wise decision regarding the execution, delivery and performance of this Agreement. The Purchaser agrees, on the basis of its review, inspection and identification of the Purchased Assets in all aspects, to receive the Purchased Assets on an “as it is” basis” on the First Closing Date, without reliance upon any representations or warranties of any nature, explicit or implied, made by or on behalf of the Seller or otherwise attributable to the Seller (except for those expressly set forth herein).

ARTICLE V

CONDITIONS OF THE PURCHASER’S OBLIGATIONS AT THE CLOSING

5.1 Conditions of the Purchaser’s Obligations to the Seller at the First Closing. The obligations of the Purchaser to consummate the First Closing are subject to the fulfillment or waive by the Purchaser in writing of each of the following conditions:

(a) The representations and warranties of the Seller set forth in Article III shall be true and correct as of the First Closing.

(b) All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser shall have received all such counterpart original or other copies of such documents as it may reasonably request.

(c) Based on the specific types of the assets in the Purchased Assets, the Seller shall complete the transfer of any and all rights and interests, such as right of possession, right of use, right to earnings and right of disposition, in, to and of the Purchased Assets in methods agreed by the Parties, deliver to the Purchaser all the documents and materials related to the Purchased Assets, and shall provide all the electronic data and technical materials related to the Purchased Assets as reasonably requested by the Purchaser.

(d) The Seller shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the First Closing.

(e) There shall have been no Material Adverse Effect since the date of this Agreement.

(f) The Seller shall have executed and delivered to the Purchaser at the First Closing a certificate stating that, with respect to the Company only, the conditions specified in Sections 5.1 hereto have been fulfilled.

5.2 Conditions of the Purchaser’s Obligations to the Seller at the Second Closing. The obligations of the Purchaser to consummate the Second Closing are subject to the fulfillment or waive by the Purchaser in writing of each of the following conditions:

(a) The representations and warranties of the Seller set forth in Article III shall be true and correct as of the Second Closing.

(b) The Seller shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Second Closing.

(c) The Seller shall have executed and delivered to the Purchaser at the Second Closing a certificate stating that, with respect to the Company only, the conditions specified in Sections 5.2 hereto have been fulfilled.

(d) There shall have been no Material Adverse Effect since the date of this Agreement.

ARTICLE VI

CONDITIONS OF THE SELLER’S OBLIGATIONS AT THE CLOSING

6.1 Conditions of the Seller’s Obligations to the Purchaser at the First Closing. The obligations of the Seller to consummate the First Closing are subject to the fulfillment or waive by the Seller in writing of each of the following conditions:

(a) The representations and warranties of the Purchaser set forth in Article IV shall be true and correct as of the First Closing.

(b) The Purchaser shall have paid 20% of the Purchased Price (i.e., US$5,800,000) within five (5) Business Days after the Execution Date pursuant to Section 1.3 above.

6.2 Conditions of the Seller’s Obligations to the Purchaser at the Second Closing. The obligations of the Seller to consummate the Second Closing are subject to the fulfillment or waive by the Seller in writing of each of the following conditions:

(a) The representations and warranties of the Purchaser set forth in Article IV shall be true and correct as of the Second Closing.

(b) The Purchaser shall have paid 50% of the Purchased Price (i.e., US$14,500,000) at the First Closing pursuant to Section 1.3 above.

ARTICLE VII

COVENANTS

7.1 Post-Closing Cooperation.Following the First Closing Date, the Seller shall provide all cooperation reasonably requested by the Purchaser in connection with the change of registration with respect to the Transferred Copyrights. Such cooperation shall include, without limitation, upon the request of Purchaser and without further consideration, in a timely manner execute and deliver to Purchaser such other documents, releases, assignments and other instruments as may be reasonably required to effectuate completely the transfer and assignment to Purchaser of, and to vest fully in Purchaser all of such Seller’s rights to, the Transferred Copyrights.

7.2 Non-Competition.

(a) In consideration of the Purchaser Price to be paid by the Purchaser and consummation of the transactions provided for herein, the Seller agrees that, during the Relevant Period and the Restricted Period, the Seller will not, directly or indirectly, engage in any Competitive Business Activity in any state or country in which the Purchaser conducts the Business (other than as a holder of less than five percent (5%) of the outstanding capital stock of a publicly traded company). For the avoidance of doubt, the provision of operating, management and related services by the Seller or its Affiliate(s) to the Purchaser and/or its Affiliate(s) shall not be deemed a violation of this Section 7.2.

For the purposes of this Agreement: “Competitive Business Activity” means, with respect to any Person, any of the following: (i) actively engaging, either directly by such Person, or through any subsidiary, affiliate, partnership, joint venture, agent, or other Person, in the Business or the provision of services related thereto that competes with the Business; (ii) soliciting of customers, business, patronage or order for, or sell, any products or services in competition with, or for any business that competes with, the Business as of the date hereof; (iii) diverting, enticing, or taking away of any customers, business or patronage from the Business, or any attempt to do so for any business that competes with the Business; or (iv) promoting or assisting, financially or otherwise, or consulting for or otherwise providing services to, any Person engaged in any business that competes with the Business; “Relevant Period” means the period from the Execution Date until the earlier of (i) the eighth (8th) anniversary of the Execution Date, and (ii) the date the Seller and its Affiliate(s) ceases to providing operating, management and other related services in connection with the Business to the Purchaser and/or any of its Affiliates; and “Restricted Period” means two (2) years after the expiration of the Relevant Period.

(b) The Seller acknowledge that the goodwill associated with the Business prior to the transactions contemplated by this Agreement is an integral component of the value of the Business and is reflected in the value of the consideration being paid for the Purchased Assets. The Seller also acknowledge that the limitations of time, geography and scope of activity agreed to in this Section 7.2 are reasonable and necessary to protect the legitimate business interests of the Purchaser, which include the protection of (x) valuable confidential information related to the Business, (y) substantial relationships with customers of the Business and (z) customer goodwill associated with the ongoing business, because, among other things: (A) the Business is in a highly competitive industry, (B) Seller has had access to, and may continue to have access to, trade secrets and know-how of the Business, (C) the Competitive Business Activity is substantially the Business, (D) Seller is expected to benefit from the transactions contemplated by this Agreement.

7.3 Press Releases and Announcements. No Party, nor any of their Affiliates, shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other Parties hereto.

7.4 Taxes. Each Party hereto shall bear its own tax obligations in relation to the transactions under this Agreement.

ARTICLE VIII

SURVIVAL AND INDEMNIFICATION

8.1 Survival of Representations and Warranties and Covenants.

(a) The representations and warranties of the Seller in this Agreement shall survive for a period of two years after the First Closing Date.

(b) The covenants contained in this Agreement shall survive Closing according to their terms.

8.2 Indemnification.

(a) Each of the Purchaser and the Seller (“Indemnifying Party”) hereby agrees to indemnify the other Party (“Indemnified Party”) against any and all direct damages (excluding, however, lost profits, indirect damages, and consequential damages), costs and expenses (including, without limitation, reasonable legal, accounting and other fees and expenses of professional advisers, but excluding internal administrative costs) (collectively, “Losses”) suffered by the Indemnified Party, as a result of, or based upon or arising from any inaccuracy in any of the representations and warranties or breach or nonperformance of covenants or agreements of the Indemnified Party in this Agreement (“Breach”).

(b) If the Purchaser defaults in the payment when due of any sum payable under this Agreement, the liability of the Purchaser shall be increased to include an amount equal to interest on such sum from and including the date when such payment is due until the date of actual payment at a daily rate of 0.05% (“Delay Payment Interest”). If the Purchaser fails to pay any installment of the Purchase Price in accordance with Section 1.3 above, and fails to make such payment in full within five (5) Business Days from the date of the Seller’s written request, in addition to any other remedies available to the Seller hereunder, the Purchaser shall pay an additional amount equal to US$2,000,000 as liquidated damages (“Breach Payment”). Each of the Parties acknowledges that the Delay Payment Interest and the Breach Payment is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Party entitled to such payment for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement, which amount would otherwise be impossible to calculate with precision in advance. If a court of competent jurisdiction or arbitration tribunal determines that the Delay Payment Interest or the Breach Payment is unreasonable or unenforceable, it is the intention and the agreement of the Parties that this Section 8.2 shall be construed by the court or arbitration tribunal (as applicable) in such a manner as to impose only those liquidated damages that are reasonable in light of the circumstances and as are necessary to assure to the party entitled to such payment the benefits of this Agreement.

(c) The maximum liability of each Indemnifying Party under this Agreement shall not exceed the lesser of (the “Maximum Liability”): (i) the aggregate amount received by the Seller from the Purchaser pursuant to this Agreement as at the date of the breach, or (ii) the Purchase Price; provided that in the case of fraud or willful misconduct, in which there shall not be any limit on liabilities.

8.3 Sole Remedy; Waiver. Except in the case of fraud, the Parties hereto acknowledge and agree that after the Closing, the remedies provided for in ARTICLE VIII of this Agreement shall be the Parties’ sole and exclusive remedy with respect to any misrepresentation or breach of warranty under Article III and Article IV, it being understood that the foregoing limitations shall not apply in respect of a claim of fraud or for the remedies of injunctive relief or specific performance set forth herein.

8.4 No Set-Off. Neither Purchaser nor Sellers shall have any right to set-off any Losses (including indemnification obligations under ARTICLE VIII) against any payments to be made by either of them pursuant to this Agreement or otherwise.

ARTICLE IX

CONFIDENTIALITY

9.1 Each Party acknowledges and agrees that the following are confidential (“Confidential Information”): this Agreement, the transactions contemplated herein, information regarding this Agreement, information regarding the Purchaser, the Seller and their respective Affiliates, and information, materials and documents obtained pursuant to this Agreement, with the exception that any of the foregoing which (i) is or becomes generally available to the public other than as a result of a disclosure in violation of this Agreement or other obligation of confidentiality, (ii) was available on a non-confidential basis prior to its disclosure pursuant to this Agreement or the transactions contemplated hereunder, or (iii) becomes available on a non-confidential basis from a Person who is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

9.2 No disclosure of the Confidential Information is permitted except (i) to employees and/or business, legal or financial advisors of the Purchaser or the Seller as necessary to the performance of its obligations in connection herewith and with this Agreement so long as such Persons agree to maintain the confidentiality of the Confidential Information so disclosed, (ii) as the parties hereto may mutually agree in writing (including the language on any disclosure), (iii) to any Governmental Authority to the extent reasonably required for the purposes of the tax affairs of the party, (iv) to the extent advised by competent legal counsel that such disclosure is required by applicable Law (including but not limited to the rules or requirements of any stock exchange) or Governmental Authority, in which case the parties hereto shall, to the extent allowed under the circumstances, in good faith attempt to agree on the content of the disclosure, and (v) that the Purchaser and/or the Seller may be required to file with the SEC such schedules and forms as may be required under Section 13(d) of the 1934 Act or any other applicable Law, as applicable, which may need to contain as an exhibit thereto a copy of this Agreement. The covenants set forth in this Article IX will survive any termination of this Agreement.

ARTICLE X

TERMINATION OF AGREEMENT

10.1 Grounds for Termination. This Agreement may be terminated at any time prior to the Second Closing:

(a) by mutual written agreement of the Purchaser and the Seller;

(b) by written notice from any party hereto if there shall be any applicable Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited;

(c) by a written notice from any party hereto that is not in material breach of this Agreement to the party hereto that is in material breach of its representations, warranties or obligations under this Agreement and such breach (if capable of remedy) is not remedied within twenty (20) Business Days after its receipt of a written notice from the other party requesting the remedy of such breach.

10.2 Effect of Termination.

(a) If this Agreement is terminated, this Agreement shall cease to have any further effect, provided that (i) no Party shall be relieved of any liability for a breach of this Agreement or for any misrepresentation hereunder, nor shall such termination be deemed to constitute a waiver of any available remedy (including specific performance if available) for any such breach or misrepresentation; and (ii) provisions of Article VIII, Article IX, Section 10.2, Section 11.3 and Section 11.4 shall survive such termination.

(b) If this Agreement is terminated as permitted by Section 10.1(a) or (b), (i) such termination shall be without liability of either Party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; and (ii) the Purchase Price actually paid by the Purchaser shall be returned to the Purchaser, and the Purchased Assets actually transferred to the Purchaser shall be returned to the Seller, in each case within three (3) Business Days after such termination.

(c) If this Agreement is terminated by the Seller solely due to Purchaser’s breach of its obligation to pay the first installment of the Purchase Price (i.e., US$5,800,000) pursuant to Section 1.3(a) above, in addition to the return of the Purchased Assets, the Purchaser shall pay the Breach Payment as set forth in Section 8.2(b) to the Seller within three (3) Business Days after such termination.

(d) If this Agreement is terminated by the Seller solely due to Purchaser’s breach of its obligations to consummate each Closing after satisfaction of all closing conditions under Section 5.1 or Section 5.2, in consideration of the resources provided and efforts that have been made by the Seller in the negotiation and performance of the transaction contemplated hereunder, in addition to the return of the Purchased Assets, the Purchase Price that has been paid by the Purchaser to the Seller hereunder shall be owned by the Seller and shall not be refundable to the Purchaser; provided however, in this case, the Breach Payment as set forth in Section 8.2(b) shall no longer apply.

ARTICLE XI

MISCELLANEOUS

11.1 Expenses. Except as otherwise provided in this Agreement, each Seller and Purchaser shall bear their own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

11.2 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement between the Parties hereto with respect to the subject matter hereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by each Seller and Purchaser. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

11.3 Governing Law and Dispute Resolution.

(a) This Agreement shall be governed by and construed exclusively in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

(b) The Parties agree to negotiate in good faith to resolve any dispute between them regarding this Agreement. If the negotiations do not resolve the dispute to the reasonable satisfaction of all Parties within thirty (30) days after the commencement of the negotiation, such dispute shall be referred to and finally settled by arbitration at Hong Kong International Arbitration Centre (“HKIAC”). The arbitration shall be conducted in Hong Kong and shall be administered by the HKIAC in accordance with the HKIAC Administered Arbitration Rules in force at the time of the commencement of the arbitration. The dispute shall be referred to an arbitration tribunal consisting of three (3) arbitrators appointed in accordance with the HKIAC Administered Arbitration Rules. The decision of the tribunal shall be final and binding on the Parties, and the prevailing Party may apply to a court of competent jurisdiction for enforcement of such award. The costs and expenses of the arbitration, including the fees of the arbitral tribunal, shall be borne and paid by the Parties in such proportions as the arbitral tribunal shall determine. The language of the arbitration shall be English.

11.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) or by electronic mail to the respective Parties at the addresses specified on Schedule 2 hereto (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.4). Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a written confirmation of delivery, and to have been effected at the earlier of (i) delivery (or when delivery is refused) and (ii) expiration of two (2) Business Days after the letter containing the same is sent as aforesaid. Where a notice is sent by facsimile or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid, if such day is a Business Day and if sent during normal business hours of the recipient, otherwise the next Business Day.

11.5 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced due to any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.6 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the Parties. This Agreement and the rights and obligations therein may not be assigned by any Party without the written consent of the other Parties.

11.7 Counterparts. This Agreement may be executed in one or more counterparts, including by way of electronic transmission, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to execute this Agreement on the date first above written.

Q&K International Group Limited

By:	/s/ Chengcai Qu

Name:
Title:	Director
[Chop:Q&K International Group Limited]

IN WITNESS WHEREOF, the Parties have executed and caused this Asset Purchase Agreement to be executed and delivered on the date first above written.

SELLER:	Great Alliance Co-living Limited

By:
Name:
Title:

ANNEX I

CERTAIN DEFINITIONS

The following terms, as used in this Agreement, have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person; provided that neither the Purchaser nor any Subsidiary shall be considered an Affiliate of the Seller.

“Agreement” has the meaning set forth in the Recitals.

“Approval” means any approval, authorization, release, order, consent, license or permit required to be obtained from, or any registration, qualification, designation, declaration, filing, notice, statement or other communication required to be filed with or delivered to, any Governmental Authority or any other Person.

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks are required or authorized by Applicable Laws to be closed in the PRC, the United States, Hong Kong, the British Virgin Islands or the Cayman Islands.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Confidential Information” has the meaning set forth in Section 9.1.

“Consent” means any approval, consent, ratification, waiver or other authorization of any Person.

“Constitutional Document” means, with respect to a particular legal entity, the articles of incorporation, certificate of incorporation, formation or registration (including, if applicable, certificates of change of name), memorandum of association, articles of association, bylaws, articles of organization, limited liability company agreement, trust deed, trust instrument, operating agreement, joint venture agreement, business license, or similar or other constitutive, governing, or charter documents, or equivalent documents, of such entity.

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors or equivalent governing body of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Governmental Authority” means any nation, government, province, state, or any entity, authority or body exercising executive, legislative, judicial, regulatory, foreign exchange or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of any government or any political subdivision thereof, court, tribunal, arbitrator, the governing body of any securities exchange, and self-regulatory organization, in each case having competent jurisdiction (with each of such Governmental Authorities being referred to as a “Governmental Authority”).

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Law” means any law, rule, constitution, code, ordinance, statute, treaty, decree, regulation, common law, order, official policy, circular, provision, administrative order, interpretation, injunction, judgment, ruling, assessment, writ or other legislative measure, in each case of any Governmental Authority.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.

“Material Adverse Effect” means any (i) event, occurrence, fact, condition, change or development that has had, has, or could reasonably be expected to have, individually or together with other events, occurrences, facts, conditions, changes or developments, a material adverse effect on the business, properties, assets, employees, operations, results of operations, condition (financial or otherwise), prospects, assets or liabilities of the Seller taken as a whole, (ii) material impairment of the ability of any Party to perform the material obligations of such party under any this Agreement, or (iii) material impairment of the validity or enforceability of this Agreement against any Party hereto.

“Order” means any order, injunction, judgment, decree, consent decree, ruling, writ, assessment or award of a Governmental Authority.

“Permits” means any approvals, authorizations, Consents, licenses, permits or certificates of, or registrations with, a Governmental Authority.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“PRC” means the People’s Republic of China and for purposes of this Agreement, excludes Hong Kong, Macao Special Administrative Region and Taiwan.

“Purchase Price” has the meaning set forth in Section 1.2.

“Purchaser” has the meaning set forth in the Recitals.

“Seller” has the meaning set forth in the Recitals.

“Sellers’ Knowledge” means the actual knowledge after due inquiry of a particular fact or other matter of Han Guang (韩光). The words “know,” “knowing” and “known” shall be construed accordingly.

“Subsidiary” means, with respect to any given Person, any other Person that is Controlled directly or indirectly by such given Person.

SCHEDULE 1

LIST OF TRANSFERRED COPYRIGHTS

No.	Name of the Computer Software Copyright	Registration Number
1.	Meiliwu APP Software (Android Version) [short name: Meiliwu] V4.3.4	2019SR1447996

2.	Meiliwu APP Software (IOS Version) [short name: Meiliwu] V4.3.5	2019SR1447985